UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For March 24, 2020

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the Company”)

HARMONY COMMITTED TO SOLIDARITY IN ADDRESSING THE SPREAD OF COVID-19

Johannesburg, Tuesday, 24 March 2020. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) notes and commits its full support for the COVID-19 directives announced by South African President Cyril Ramaphosa (“the COVID-19 directives”) on 23 March 2020.

The core directive is a 21-day lockdown for South Africans from midnight on Thursday, 26 March 2020, until Thursday, 16 April 2020. All of South Africa’s mining operations are required to be placed on care and maintenance.

President Ramaphosa announced a broad range of measures to be taken to mitigate the impact of the lockdown on South Africa’s economy.

The health and well-being of all our employees remain a top priority. To protect our assets and ensure people’s livelihoods to the extent possible and reasonable, we will ensure the orderly implementation and management of placing our mines on care and maintenance for the duration of the lockdown.

Our board, executive and management are at work on detailed arrangements to manage the effects of the lockdown on our business and will be in a position to disclose more detailed information to our stakeholders over the next two days.

Shareholders are cautioned that the COVID-19 directive will impact negatively on Harmony’s annual production guidance of 1.4 Moz and thus on the company’s FY2020 earnings.

“This is an unprecedented time in the history of the mining industry and our country. The health and safety of all South Africans must take precedence and as such, we are committed to making decisions that will ensure the continued viability of our company,” said Peter Steenkamp, Harmony’s chief executive officer.

Ends.

FOR MORE DETAILS,
Visit: www.harmony.co.za

CONTACT:

Marian van der Walt
Executive: Corporate and Investor Relations
+27 (0) 82 888 1242

Max Manoeli
Manager: Investor Relations
+27 (0) 82 759 1775

Johannesburg, South Africa
24 March 2020

Sponsor:

J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: March 24, 2020	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director